UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-24159

GRAYSON BANKSHARES, INC.
 (Exact name of registrant as specified in its charter)

113 West Main Street Independence, Virginia 24348 (276) 773-2811
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $1.25 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ X ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Explanatory Note: The registrant is relying on Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act, to terminate registration of its Common Stock and its duty to file reports.

Approximate number of holders of record as of the certification or notice date:  800

Pursuant to the requirements of the Securities Exchange Act of 1934, Grayson Bankshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GRAYSON BANKSHARES, INC.

Date: May 14, 2012	By:	/s/ Blake M. Edwards
	Name:	Blake M. Edwards
	Title:	Chief Financial Officer